                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.10)*





                        RUSS BERRIE AND COMPANY, INC.
    ----------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, $0.10 stated value
    ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  782233 10 0
             ----------------------------------------------------
                                 (CUSIP Number)





    Check the following box if a fee is being paid with this statement [ ].
    (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 6 pages

CUSIP NO.   782233 10 0                              13G                               PAGE     2     OF     6     PAGES
           --------------                                                                    ------        ------
    1     NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            RUSSELL BERRIE

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                     (A) [      ]
                                                                                     (B) [      ]


    3     SEC USE ONLY




    4     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

                         5       SOLE VOTING POWER

                                      10,228,508


        NUMBER OF        6       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                     Not applicable.
        OWNED BY
          EACH
       REPORTING         7       SOLE DISPOSITIVE POWER
         PERSON
          WITH                         10,228,508

                         8       SHARED DISPOSITIVE POWER

                                       Not applicable


    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                              11,728,508


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                54.7%


   12     TYPE OF REPORTING PERSON*

                                IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 6 pages

                                SCHEDULE 13G*

Item 1(a).                Name of Issuer:
                          --------------

                          Russ Berrie and Company, Inc.

Item 1(b).                Address of Issuer's Principal Executive Offices:
                          -----------------------------------------------

                          111 Bauer Drive
                          Oakland, New Jersey 07436

Item 2(a).                Name of Person Filing:
                          ---------------------

                          Russell Berrie

Item 2(b).                Address of Principal Business Office, or, if none, Residence:
                          ------------------------------------------------------------

                          111 Bauer Drive
                          Oakland, New Jersey 07436

Item 2(c).                Citizenship:
                          -----------

                          U.S.A.

Item 2(d).                Title of Class of Securities:
                          ----------------------------

                          Common Stock, $0.10 stated value

Item 2(e).                CUSIP Number:
                          ------------

                          782233 10 0

Item 3.                   It this Statement is Filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a
                          -------------------------------------------------------------------------------------------------------
                          (certain items):

                          Inapplicable

- -------------------------------------------
* This Schedule is being filed pursuant to Section 13(g) of the Securities Exchange Act of 1934; its filing shall not be construed as an admission that the person filing the Schedule is the beneficial owner for the purposes of Section 16 of the Securities Exchange Act of 1934 of any of the shares stated in this Schedule to be beneficially owned by such person.




                               Page 3 of 6 Pages
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
Item 4.                   Ownership:
                          ---------

                          (a)     Amount beneficially owned:

                                  11,728,508*

                          (b)     Percent of class:

                                  54.7%

                          (c)     Number of shares as to which such person has:

                                       (i)         sole power to vote or to direct the vote:

                                                   10,228,508

                                      (ii)         shared power to vote or to direct the vote:

                                                   Not applicable.

                                     (iii)         sole power to dispose or to direct the disposition of:

                                                   10,228,508

                                      (iv)         shared power to dispose or to direct the disposition of:

                                                   Not applicable.



- --------------------------------------
* Does not include 148,200 shares held beneficially and of record by The Russell Berrie Foundation, of which Mr. Berrie is a trustee. Includes 1,500,000 shares held of record by the Russell Berrie 1992 Charitable Trust, of which Mr. Berrie is the grantor and a beneficiary possessing the power to revoke and amend such trust at any time, but as to which shares another person possesses sole voting and dispositive power.





                               Page 4 of 6 Pages
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
                          Items 4(c)(i) and 4(c)(iii) include (i) 1,024,816 shares held of record by Mr. Russell Berrie and (ii)
                          9,203,542 shares held of record by The Russell Berrie 1991 Trust, of which Mr. Berrie is the grantor possessing the unrestricted power to revoke the trust, a trustee possessing sole voting power and sole dispositive power (as to any transfer other than to Mr. Berrie) with respect to the shares and, until his death, the sole beneficiary.  Also includes 150 shares held of record by Mr. Berrie as custodian for one of his daughters.

Item 5.                   Ownership of Five Percent or Less of a Class:
                          --------------------------------------------

                          Inapplicable

Item 6.                   Ownership of More Than Five Percent on Behalf of Another Person:
                          ---------------------------------------------------------------

                          Myron Rosner may be deemed to be a beneficial owner of certain of the shares set forth in response to Item
                          4(a).

Item 7.                   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the
                          --------------------------------------------------------------------------------------------------------
                          Parent Holding Company:
                          ----------------------

                          Inapplicable

Item 8.                   Identification and Classification of Members of the Group:
                          ---------------------------------------------------------

                          Inapplicable

Item 9.                   Notice of Dissolution of Group:
                          ------------------------------

                          Inapplicable





                               Page 5 of 6 Pages
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Item 10.                  Certification:
                          -------------

                          Inapplicable


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 1994
                                       -----------------------------------------
                                                        (Date)
                                                   /s/ Russ Berrie
                                       -----------------------------------------
                                                     (Signature)

                                                    Russell Berrie
                                       -----------------------------------------
                                                        (Name)





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